Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-85992

                                   PROSPECTUS

                                  CIMNET, INC.

       UP TO 1,046,965 SHARES OF COMMON STOCK, PAR VALUE $.0001 PER SHARE



                           ---------------------------

THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 2 IN DETERMINING WHETHER TO PURCHASE CIMNET, INC. COMMON STOCK.

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         The selling stockholder identified on page 44 of this prospectus is offering these shares of common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page
40. We will not receive any portion of the proceeds from the sale of these shares.

         Cimnet, Inc.'s common stock is quoted on the OTC Bulletin Board under the symbol "CIMK". On April 4, 2002, the last sale price of the common stock on the OTC Bulletin Board was $1.75 per share. As of the date of this Prospectus, there are 6,282,321 shares of common stock outstanding.

         We will provide to you, where required, specific terms of any offering of any securities sold under this prospectus in a prospectus supplement. You should read this prospectus and any prospectus supplements before deciding to invest in our shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


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                 THE DATE OF THIS PROSPECTUS IS APRIL 26, 2002.

                                TABLE OF CONTENTS

AVAILABLE INFORMATION..........................................................1

OUR COMPANY....................................................................1

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995.............................................................2

RISK FACTORS...................................................................2

USE OF PROCEEDS................................................................8

DIVIDEND POLICY................................................................8

CAPITALIZATION................................................................10

DILUTION......................................................................11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS.........................................................12

BUSINESS......................................................................19

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.........31

MANAGEMENT....................................................................32

EXECUTIVE COMPENSATION........................................................34

PRINCIPAL STOCKHOLDERS........................................................38

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................39

PLAN OF DISTRIBUTION..........................................................40

SELLING STOCKHOLDER...........................................................44

DESCRIPTION OF CAPITAL STOCK..................................................44

SHARES ELIGIBLE FOR FUTURE SALE...............................................49

LEGAL MATTERS.................................................................50

EXPERTS.......................................................................50

CHANGE IN INDEPENDENT ACCOUNTANTS.............................................50

ADDITIONAL INFORMATION........................................................51

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and Form 10-QSB (the "1934 Act Filings") with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").


                                   OUR COMPANY

         We are a software company that develops, markets and installs software for the manufacturing sector. We believe that integrating live production information with the systems and people that manage the supply chain is the key to improving manufacturing productivity and decreasing the time it takes to deliver products to market. CIMNET's products are key components for manufacturers moving to a make-to-order or a collaborative manufacturing strategy.

         We believe that our Folders(TM), MES(TM), Infolink(TM), and DNC Professional(TM) Products are unique because they are user-configurable. As a result, this makes our products more valuable to end users, when compared with more cumbersome systems that require custom programming and specialized support staff.

         Our products utilize Microsoft and Oracle database technology to electronically manage production schedules, documents, product quality, machine efficiency, material yields and labor time and attendance. They drive manufacturing standards and enable production to eliminate variability in complex manufacturing operations. CIMNET's products operate on Windows(R) 95, 98, 2000 and NT.

         CIMNET is proud to report that many of its clients are leading manufacturers, including GE Power Systems, Raytheon, Timken, Nestle Foods, Caterpillar, Coca Cola and Andersen Windows. Our customers operate in many different industries, including, the food and beverage industry, automotive, aerospace, medical device manufacturing and Consumer Packaged Goods (CPG) industries. During the year ended December 31, 2001, one of our customers accounted for approximately 73.6% of our total revenues.

         The Company's principal executive offices are located at 946 West Penn Avenue, Robesonia, Pennsylvania 19551, our telephone number is (610) 693-3114 and our Web site can be found at www.cimnetinc.com. As used in this prospectus, the words "we", "us", "our", "Cimnet", and the "Company" refer to Cimnet, Inc., a Delaware corporation.

         SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION
                               REFORM ACT OF 1995

         This prospectus includes "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. The safe harbor provisions of the Securities Exchange Act of 1934 and the Securities Act of 1933 apply to forward-looking statements made by us. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negatives or variations of these terms, and other comparable terminology. In addition, any statements discussing strategy that involve risks and uncertainties are forward-looking.

         Forward-looking statements involve risks and uncertainties, including those risks and uncertainties identified in the section of this prospectus beginning on page 2 titled "Risk Factors" and those risks and uncertainties identified elsewhere in, or incorporated by reference into, this prospectus. Due to these risks and uncertainties, the actual results that we achieve may differ materially from these forward-looking statements. These forward-looking statements are based on current expectations, and we assume no obligation to update this information. In preparing this prospectus, we have made a number of assumptions and projections about the future of our business. These assumptions and projections could be wrong for several reasons including, but not limited to, those factors identified in the "Risk Factors" section.

         You are urged to carefully review and consider the various disclosures that we make in this prospectus, any subsequent prospectus supplement and in our other reports filed with the Commission. These disclosures attempt to advise interested parties of the risk factors that may affect our business and the market price of our shares of common stock.


                                  RISK FACTORS

         AN INVESTMENT IN OUR SHARES OF COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO INFORMATION INCLUDED IN THIS PROSPECTUS AND ANY SUBSEQUENT PROSPECTUS SUPPLEMENT, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN DETERMINING WHETHER OR NOT TO PURCHASE THE SHARES OF COMMON STOCK OFFERED UNDER THIS PROSPECTUS AND ANY SUBSEQUENT PROSPECTUS SUPPLEMENT. These matters should be considered in conjunction with the other information included or incorporated by reference in this prospectus or any subsequent prospectus supplement. This prospectus contains statements, which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this prospectus and include statements regarding the intent, belief or current expectations of our management, directors or officers primarily with respect to our future operating performance. Prospective purchasers of our securities are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this prospectus, including the information set out below, identifies important factors that could cause such differences. See "Safe Harbor Statements Under the Private Securities Litigation Reform Act of 1995."

         You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock.

RISKS RELATED TO OUR BUSINESS
-----------------------------

         WE HAVE INCURRED SUBSTANTIAL LOSSES IN THE PAST AND WE MAY NOT BE PROFITABLE IN THE FUTURE. During the fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999 we reported a net profit of $1,381,760, a net loss of $648,662, and a net profit of $88,637, respectively. Although we reported a profit during our most recent fiscal year, we cannot be certain that we will continue to be profitable in the future. Failure to achieve continued profitability may adversely affect the market price of our common stock.

         OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE BECAUSE WE DEPEND ON A SMALL NUMBER OF LARGE ORDERS FROM A LIMITED NUMBER OF CUSTOMERS. We derive a significant portion of our software license revenue in each quarter from a small number of relatively large orders. Our operating results for a particular fiscal period could be materially adversely affected if we are unable to complete one or more substantial license sales planned for that period. During the twelve months ended December 31, 2001, a single customer has accounted for approximately 73.6% of our total revenue. The failure to continue to receive purchase orders from such a customer would have a material adverse effect on our business and our financial condition.

         In addition, the purchase and implementation of our products typically involve a significant cost to our customers, including the purchase of related hardware and software, as well as training and integration costs. These implementations also include a substantial commitment of resources by our customers or their consultants over an extended period of time. As a result, our sales cycle is relatively long.

         In addition, our services revenue, which is largely correlated with our license revenue, has fluctuated and may fluctuate in the future due to significant consulting and implementation services performed in a quarter. Investors should not expect a commensurate increase in services revenue between future quarters.

         OUR BUSINESS WILL BE ADVERSELY AFFECTED IF MANUFACTURING AUTOMATION SOFTWARE SOLUTIONS ARE NOT WIDELY ADOPTED. Our products address a relatively new market for manufacturing automation software operating on personal computers. Therefore, our future success depends substantially upon the adoption by manufacturers of our software. The failure of this market to further develop, or a delay in the development of this market, would have a material adverse effect on our business, financial condition and operating results. The manufacturing industry in the United States has experienced, and is expected to continue to experience, a significant shift to overseas facilities which because of geographical and language barriers makes it more difficult for us to sell our products and services. In addition, our software could lose its viability due to delays in the development or adoption of new standards and protocols in the manufacturing industry.

         INTENSE COMPETITION FROM OTHER TECHNOLOGY COMPANIES MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND OPERATING RESULTS. The market for personal computer based manufacturing automation software applications is intensely competitive. If we are unable to compete effectively, our business, financial condition and operating results would be materially adversely affected. Many of our current and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, marketing, management, service, support and other resources than we do. Therefore, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, we expect that new competitors will enter the market with competing products as the size and visibility of the market opportunity increases. We also expect that competition will increase as a result of software industry consolidations and formations of alliances among industry participants. Increased competition could result in pricing pressures, reduced margins or the failure of our products to achieve or maintain market acceptance. See "Business - Competition."

         WE HAVE A LIMITED NUMBER OF PRODUCTS AND WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS OR ENHANCE EXISTING PRODUCTS ON A TIMELY BASIS. Although we sell a variety of software products, the bulk of our revenues are concentrated in the CIMNET family of products for industrial automation applications. We introduced the initial version of CIMNET Folders in September, 1994. Revenues from the family of products have grown rapidly representing over 58%, 33% and 22% of the Company's total revenues during 1998, 1999 and 2000, respectively, and approximately 85% during the year ended December 31, 2001. We expect that revenues from these products will continue to account for a substantial portion of our revenues. The life cycles of our products are difficult to estimate due in large measure to the relatively recent emergence of the market for our products, the future effect of product enhancements and future competition. Declines in demand for these products, whether as a result of competition, technological change or otherwise, or price reductions would have a material adverse effect on the Company's operating results.

         To be competitive, we must develop and introduce on a timely basis new products and product enhancements which meet the needs of companies seeking to deploy PC based manufacturing automation software applications. We have in the past failed to ship certain new products or product enhancements by our planned shipment date. If we fail to develop and introduce new products and enhancements successfully and on a timely basis, it could have a material adverse effect on our business, operating results and financial condition.

         LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS. Our future success depends to a significant degree on the skills, experience and efforts of John D. Richardson, III, our founder, Chairman of the Board and Chief Executive Officer. The loss of the services of Mr. Richardson could have a material adverse effect on our business, operating results and financial condition. We also depend on the ability of our executive officers and other members of senior management to work effectively as a team. The loss of one or more of our executive officers and other members of senior management could have a material adverse effect on our business, operating results and financial condition.

         WE MAY BE UNABLE TO HIRE AND RETAIN THE SKILLED PERSONNEL WE NEED TO SUCCEED. Qualified personnel are in great demand throughout the software industry. The demand for qualified personnel is particularly acute in our area because of a limited supply of skilled workers within commuting distance of our headquarters in Robesonia, Pennsylvania. Our success depends in large part upon our ability to attract, train, motivate and retain highly skilled employees, particularly marketing personnel, software engineers and other senior personnel. Our failure to attract and retain the highly- trained technical personnel that are integral to our product development, sales and marketing and support teams may limit the rate at which we can develop new products or product enhancements. This could have a material adverse effect on our business, operating results and financial condition.

         WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY RIGHTS. Our success depends to a significant degree upon the protection of our software and other proprietary technology rights. We rely on trade secret, copyright and trademark laws and confidentiality agreements with employees and third-parties, all of which offer only limited protection. Moreover, the laws of other countries in which we market our products may afford little or no effective protection of our proprietary technology. The reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it. This could have a material adverse effect on our business, operating results and financial condition. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk. See "Business - Intellectual Property and Proprietary Rights."

         CLAIMS BY OTHER COMPANIES THAT OUR PRODUCTS INFRINGE THEIR COPYRIGHTS OR PATENTS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION. If any of our products violate third party proprietary rights, we may be required to engineer our products or seek to obtain licenses from third parties to continue offering our products without substantial reengineering. Any efforts to reengineer our products or obtain licenses from third parties may not be successful and, in any case, would substantially increase our costs and have a material adverse effect on our business, operating results and financial condition. We do not conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. See "Business -- Intellectual Property and Proprietary Rights."

         OUR USE OF THE "CIMNET" TRADEMARKS MAY INFRINGE THE TRADEMARK RIGHTS OF OTHER COMPANIES. Our use of "CIMNET" as well as the use of other names, may result in costly litigation, divert management's attention and resources, cause product shipment delays or require Cimnet to pay damages and/or to enter into royalty or license agreements to continue to use a product name. Cimnet may be required to stop using the name "Cimnet" or other names currently used for its products. Any of these events could have a material adverse effect on our business, operating results and financial condition.

         In June 1992, our predecessor company, J.N.L. Industries, Inc. registered the Cimnet trademark with the U.S. Patent and Trademark Office for International Class 9. In order to maintain the effectiveness of a trademark registration, the Patent and Trademark Office requires that an affidavit be filed with the Patent and Trademark Office within the fifth year following registration confirming continued use of the trademark. We failed to file an affidavit in 1997, and therefore, our registration of the Cimnet trademark lapsed. However, in August 1999, we filed another application with the Patent and Trademark Office and we had the registration of our Cimnet trademark reinstated.

         WE MAY LOSE ACCESS TO THIRD-PARTY TECHNOLOGY USED IN OUR PRODUCTS. We incorporate into our products technology licensed from third parties, such as Oracle Corp. The loss of access to this technology could result in delays in the development and introduction of new products or enhancements until equivalent or replacement technology could be accessed, if available, or developed internally, if feasible. These delays could have a material adverse effect on our business, operating results and financial condition. It is possible that technology from others will not be available to us on commercially reasonable terms, if at all.

         OUR BUSINESS COULD BE ADVERSELY AFFECTED IF OUR PRODUCTS FAIL TO PERFORM PROPERLY. Software products as complex as ours may contain undetected errors, or bugs, which result in product failures, or otherwise fail to perform in accordance with customer expectations. Our products may be particularly susceptible to bugs or performance degradation because of the emerging nature of manufacturing automation software technologies. Product performance problems could result in loss of or delay in revenue, loss of market share, failure to achieve market acceptance, diversion of development resources or injury to our reputation, any of which could have a material adverse effect on our business, operating results and financial condition. We warrant some of our products for one year, providing customers a right to refund a portion of the license fee if we are unable to correct an error in the product. To date, no customer has requested a refund under the warranty provisions. However, if we are required to refund significant portions of license fees, our business, operating results and financial condition could be materially adversely affected.

         WE COULD INCUR SUBSTANTIAL COSTS AS A RESULT OF PRODUCT LIABILITY CLAIMS RELATING TO OUR CUSTOMERS' CRITICAL BUSINESS OPERATIONS. Our products are frequently critical to the operations of our customers' businesses. Despite employing software license agreements that significantly limited our liability, if one of our products fails, a customer may assert a claim for substantial damages against us, regardless of our responsibility for such failure. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Although we maintain general liability insurance, including coverage for errors and omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

RISKS RELATED TO OUR COMMON STOCK
---------------------------------

         DISAPPOINTING QUARTERLY REVENUE OR OPERATING RESULTS COULD CAUSE THE PRICE OF OUR COMMON STOCK TO FALL. Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenue or operating results fall below the expectations of investors or securities analysts, the price of our common stock could fall substantially.

         Our quarterly revenue may fluctuate as a result of a variety of factors, including the following:

         o the market for manufacturing automation software operating on personal computers is in its preliminary stage of development and it is therefore difficult to accurately predict customer demand; and

         o the sales cycle for our products and services varies substantially from customer to customer, and we expect the sales cycle to be long.

         As a result, we have difficulty determining whether and when we will receive license revenue from a particular customer. In addition, because our revenue from implementation, maintenance and training services is largely correlated with our license revenue, a decline in license revenue could also cause a decline in our services revenue in the same quarter or in subsequent quarters.

         Most of our expenses, such as employee compensation and rent, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, we could not proportionately reduce operating expenses for that quarter, and therefore this revenue shortfall would have a disproportionate effect on our expected operating results for that quarter.

         OUR COMMON STOCK IS PARTICULARLY SUBJECT TO VOLATILITY BECAUSE OF THE INDUSTRY THAT WE ARE IN. The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology companies, particularly software companies, have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations could adversely affect the market price of our common stock.

         THE SIGNIFICANT CONTROL OVER STOCKHOLDER VOTING MATTERS WHICH MAY BE EXERCISED BY OUR EXECUTIVE OFFICERS AND DIRECTORS WILL DEPRIVE YOU OF THE ABILITY TO INFLUENCE CORPORATE ACTIONS. John D. Richardson, our founder, Chief Executive Officer and Chairman of the Board controls approximately 48.7% of the outstanding shares of common stock. Generally, he will be able to control, or significantly influence, matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of Cimnet, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of Cimnet and might affect the market price of our common stock.

         FUTURE SALES BY EXISTING SECURITY HOLDERS COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK. If our existing stockholders sell a large number of shares of our common stock, the market price of the common stock could decline significantly. Moreover, the perception in the public market that our existing stockholders might sell shares of common stock could depress the market price of the common stock.

         WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS AND THE TERMS AND CONDITIONS OF OUR PREFERRED STOCK FINANCING THAT COULD DELAY OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK. Our certificate of incorporation and bylaws, certain provisions of Delaware law and the certificate of designation governing the rights, preferences and privileges of our Series A Preferred Stock may make it difficult in some respects to cause a change in control of our company and replace incumbent management. For example, the holder of our Series A Preferred Stock has the right to designate one member of our board of directors, and it also has a number of voting rights pursuant to the terms of the certificate of designation which could potentially delay, defer or prevent a change of control. In particular, the holders of our Series A preferred stock have the right to approve a number of actions by us, including some types of mergers, consolidations, acquisitions and similar transactions, and this right may create a potentially discouraging effect on, among other things, any third party's interest in completing these types of transactions with us. Consequently, the terms and conditions under which we issued our preferred stock, coupled with the existence of other anti-takeover provisions, may collectively have a negative impact on the price of our common stock, may discourage third-party bidders from making a bid for our company or may reduce any premiums paid to our stockholders for their common stock.

         In addition, our board of directors has the authority to fix the rights and preferences of, and to issue shares of, our preferred stock, which may have the effect of delaying or preventing a change in control of our company without action by our stockholders.

         THE PRICE OF OUR COMMON STOCK AFTER THIS OFFERING MAY BE LOWER THAN THE PRICE YOU PAY. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay. Presently, we have had extremely limited trading in our common stock and an active trading market in our stock might not develop and if it does develop, it may not continue. After this offering, we intend to register approximately 1,300,000 shares of our common stock that we may issue under our 1999 Stock Plan and 1,000,000 shares of common stock that we may issue under our 2002 Stock Plan. Once we register these shares, shares issued or issuable under our 1999 Stock Plan and our 2002 Stock Plan may be freely sold in the public market upon issuance.


                                 USE OF PROCEEDS

         The proceeds from the sale of the shares of common stock pursuant to this Prospectus are solely for the account of the selling stockholder. Accordingly, we will not receive any proceeds from the sale of the shares of common stock from the selling stockholder. However, in the event that the selling stockholder exercises warrants for shares of our common stock, the Company may receive cash proceeds therefrom. See "Selling Stockholder."


                                 DIVIDEND POLICY

         Cimnet has never declared or paid any cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future with respect to our shares of common stock. Except for dividends payable with respect to our shares of Series A Preferred Stock (as described below), we intend to retain future earnings, if any, to fund the expansion and growth of its business. Payment of future dividends with respect to our shares of common stock, if any, will be at the discretion of Cimnet's Board of Directors after taking into account various factors, including Cimnet's financial condition, operating results, current and anticipated cash needs and plans for expansion.

         We are obligated to pay dividends with respect to our shares of Series A Preferred Stock. The Holder of Series A Preferred Stock is entitled to receive an annual cumulative dividend on each share of the Series A Preferred Stock equal to eight percent (8%) of the Issuance Price ($1.33875) payable quarterly on the fifteenth (15th) day following the end of each fiscal quarter, in kind, in the form of additional shares of the Series A Preferred Stock, or at the election of the Company in cash; provided, however, that dividends on the Series A Preferred Stock: (i) will cease to accrue and will not be payable for any year during which the Fair Market Value (as defined in the Company's Certificate of

Designation with respect to the Company's Series A Preferred Stock) of the common stock, as of the anniversary of August 17, increases by an amount equal to or greater than eight percent (8%) over the Fair Market Value of the common stock as of the preceding August 17; and (ii) will permanently cease to accrue, and dividends accrued and unpaid with respect to any partial dividend period prior to such date will not be payable, if the Fair Market Value of the common stock, at any time after the effectiveness date of the initial registration covering the public resale of the shares of common stock issuable upon the exercise of the Series A Preferred Stock equals or exceeds the average Closing Price (as defined in the Company's Certificate of Designation with respect to the Company's Series A Preferred Stock) multiplied by 2 for the 25 day period following the effective date of such initial registration.

                                 CAPITALIZATION

The following information should be read in conjunction with Cimnet's financial statements and notes thereto appearing elsewhere in this prospectus. The following table sets forth the capitalization of Cimnet as of December 31, 2001, as follows:

         -  on an actual basis; and
         - on a pro forma basis as adjusted to reflect the conversion of 746,965 shares of the Registrant's Series A Convertible Preferred Stock held by the Selling Stockholder at an assumed conversion price of $1.33875 per share


                                                          December 31, 2001
                                                          -----------------
                                                        Actual      As Adjusted
                                                     -----------    -----------

LONG-TERM DEBT:
Current portion of long-term debt                    $    42,913    $    42,913
Long-term debt                                           216,254        216,254
                                                     -----------    -----------
                                                         259,167        259,167
                                                     -----------    -----------

STOCKHOLDERS' EQUITY
Preferred stock, $.0001 8% cumulative
convertible; 5,000,000 shares authorized; 746,965
shares - actual and 0 shares - as adjusted issued
and outstanding                                               75             --

Common Stock, $.0001 par value, 15,000,000
shares authorized; 6,282,321 shares - actual and
7,029,286 shares - as adjusted issued and
outstanding                                                  628            703

Additional paid-in capital                             5,321,764      5,440,872

Retained earnings (deficit)                               88,269        (30,839)

Accumulated other comprehensive loss                     (13,605)       (13,605)

Deferred compensation                                   (219,372)      (219,372)
                                                     -----------    -----------

TOTAL STOCKHOLDERS' EQUITY                             5,177,759      5,177,759
                                                     -----------    -----------
TOTAL CAPITALIZATION                                 $ 5,436,926    $ 5,436,926
                                                     ===========    ===========


The preceding table excludes 980,000 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $1.09 per share (375,557 vested options with a weighted average exercise price of $.58 per share) at December 31, 2001 and 400,000 shares of common stock issuable upon the exercise of outstanding warrants of which 200,000 were vested as of December 31, 2001 and 200,000 of which are scheduled to vest during 2002. These warrants are exercisable at $.25 per share. The table also excludes 200,000 shares issuable upon the exercise of an outstanding warrant, of which 100,000 of these warrants vested on January 1, 2002 at an exercise price of $2.00 per share and 100,000 will vest on January 1, 2003 at an exercise price equal to the fair market value of the Company's common stock as of such date. The exercise price of these 100,000 shares will be based upon the fair market value of Cimnet's common stock as of their vesting date.


                                    DILUTION

         Dilution disclosures are not applicable to the resale of the shares being registered under this Prospectus.

                             SELECTED FINANCIAL DATA

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected financial data at and for each of the periods indicated. The information as of and for each of the years in the three-year period ended December 31, 2001, has been derived from our audited financial statements. You should read this information in conjunction with, and this information is qualified in the entirety by, the more detailed information included elsewhere in the prospectus, including our audited financial statements and the related notes.

                                              As of and for the years ended December 31
                                              -----------------------------------------
                                                  2001           2000           1999
                                              -----------    -----------    -----------

Revenue                                       $ 8,436,583    $ 3,042,661    $ 3,475,258
Cost of Goods Sold                              1,230,589        448,921        635,828
                                              -----------    -----------    -----------
Gross Profit                                    7,205,994      2,593,740      2,839,430
Other Expenses, net                             5,035,546      3,309,709      2,696,027
                                              -----------    -----------    -----------
Income (loss) before income taxes (benefit)     2,170,448       (715,969)       143,403
Income taxes (benefit)                            788,688        (67,307)        54,766
                                              -----------    -----------    -----------
Net Income (loss)                             $ 1,381,760    $  (648,662)   $    88,637
                                              ===========    ===========    ===========

Net Income (loss) per share:
     Basic                                    $       .22    $     (0.11)   $      0.02
     Diluted                                  $       .20    $     (0.11)   $      0.02

Weighted Average Shares Outstanding:
     Basic                                      6,182,988      5,750,552      4,968,722
     Diluted                                    6,827,594      5,750,552      5,122,013

Total Assets                                  $ 7,228,527    $ 3,331,168    $   993,877
Long Term Debt                                $   259,167    $    11,842    $    48,566
Stockholders' Equity                          $ 5,177,759    $ 2,238,223    $   120,974


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

STATEMENTS IN THIS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND ELSEWHERE IN THIS DOCUMENT AS WELL AS STATEMENTS MADE IN PRESS RELEASES AND ORAL STATEMENTS THAT MAY BE MADE BY THE COMPANY OR BY OFFICERS, DIRECTORS OR EMPLOYEES OF THE COMPANY ACTING ON THE COMPANY'S BEHALF THAT ARE NOT STATEMENTS OF HISTORICAL OR CURRENT FACT CONSTITUTE "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER UNKNOWN FACTORS THAT COULD CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE HISTORICAL RESULTS OR FROM ANY FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN ADDITION TO STATEMENTS WHICH EXPLICITLY DESCRIBE SUCH RISKS AND UNCERTAINTIES, READERS ARE URGED TO CONSIDER STATEMENTS LABELED WITH THE TERMS "BELIEVES", "BELIEF", "EXPECTS", "INTENDS", "ANTICIPATES" OR "PLANS" TO BE UNCERTAIN FORWARD-LOOKING STATEMENTS. THE FORWARD LOOKING STATEMENTS CONTAINED

HEREIN ARE ALSO SUBJECT GENERALLY TO OTHER RISKS AND UNCERTAINTIES THAT ARE DESCRIBED FROM TIME TO TIME IN THE COMPANY'S REPORTS AND REGISTRATION STATEMENTS FILED WITH THE COMMISSION.

CRITICAL ACCOUNTING POLICIES

         Following are significant accounting policies used in the development and presentation of the Company's financial statements. This discussion and analysis, the significant accounting policies, and other financial statement disclosures identify and address key variables and other qualitative factors that are necessary for an understanding and evaluation of the Company and its results of operations.

REVENUE RECOGNITION

         The Company generates revenue principally from the following sources:

         SOFTWARE AND HARDWARE

                  Revenues are recorded when software or hardware products are shipped and are recorded net of allowance for estimated returns, price concessions and other discounts.

         SERVICES

                  Revenues for services (installation, engineering and training) are recognized when services are completed.

         MAINTENANCE AGREEMENTS

                  Maintenance agreements generally require the Company to provide technical support and certain software updates to customers. Revenue on technical support and software update rights is recognized ratably over the term of the maintenance agreement.

                  The Company follows the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position 97-2, "Software Revenue Recognition," as well as the Commission staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements."

GOODWILL

         Effective January 1, 2002, the carrying value of goodwill will be reviewed for impairment on at least an annual basis, based upon a comparison of the fair value of the reporting unit with its carrying value, including the goodwill. If the carrying amount of the reporting unit exceeds its fair value, the implied fair value of the reporting unit goodwill is compared with the carrying amount of the goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

SOFTWARE DEVELOPMENT COSTS

         Under the criteria set forth in SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," capitalization of software development costs begins upon the establishment of technological feasibility of the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including but not limited to, anticipated future gross product revenue, estimated economic product lives, and changes in software and hardware technology. Amounts that would have been capitalized under this statement after consideration of the above factors were immaterial and, therefore, no software development costs have been capitalized by the Company.

         Costs incurred internally to develop computer software products and the costs to acquire externally developed software products (which have no alternative future use) to be sold, leased or otherwise marketed are charged to expense as research and development until the technological feasibility of the product has been established. Costs incurred after technological feasibility have been established for software development, maintenance and product enhancements and acquisition costs are included in cost of goods sold.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

         Net Sales for the year ended December 31, 2001 increased by 177.3% or $5,393,922 over net sales for the year ended December 31, 2000. This increase is the result of the Company receiving substantial orders from one customer for its Manufacturing Execution System (MES) software and continuing business with its new and existing customers. This one customer accounted for 73.6% of net sales for the year ended December 31, 2001.

         Costs of goods sold for 2001 were $1,230,589 compared to $448,921 for 2000, an increase of $781,668 or 174.1%. This increase in costs of goods sold is related to the increase of net sales by 177.3% and to the engagement of third party field engineers for the implementation of orders received.

         Gross Profit for 2001 was $7,205,994 compared to $2,593,740 for 2000, an increase of $4,612,254 or 177.8%. This increase is related to the increase of net sales by 177.3%. The relative percentage of cost of goods to net sales remained consistent at approximately 15% for 2001 and 2000.

         Selling, general and administrative expenses for 2001 were $2,942,318 or 34.9 % of net sales compared to $2,232,648 or 73.4% of net sales, for 2000. These amounts include non-cash expenses of $380,257 and $79,116 in 2001 and 2000, respectively, relating to stock compensation for employees, consulting and legal services. Total research and development expenses were $1,963,929 or 23.3% of net sales compared to $921,886 or 30.3% of net sales for 2000. The increase in selling, general and administrative expenses is due to an increase in personnel and the expenses associated with sales growth. The increase in research and development expenses is due to the development of a new generation of MES software. Our new generation of software, "Factelligence"(TM) has been available for sale since March 2002.

         Amortization expense for 2001 was $178,424 or 2.1% of net sales compared to $133,818 or 4.4% of net sales for 2000. This increase in amortization of goodwill is attributable to a full year of amortization expense being included in 2001. Amortization of goodwill will cease on January 1, 2002. See "Recently Issued Accounting Standards."

         Income from operations for 2001 was $2,121,323 compared to a loss of ($694,612) in 2000, an increase of $2,815,935. This increase is the result of the Company receiving substantial orders for its MES software from one customer.

         Interest expense for 2001 was $13,994 or 0.2% of net sales and interest income was $21,379 or 0.3% of net sales, compared to interest expense of $21,357 or 0.7% of net sales for 2000. This decrease in interest expense and the existence of interest income is due to positive cash flow resulting from the 177.3% increase in net sales enabling payment on the credit line and investment of excess cash. See discussion on Liquidity and Capital Resources.

         Net income for 2001 included $41,740 of realized gains on the sale of available for sale securities, compared to $0 in 2000. No amounts were invested in available for sale securities during 2000.

         Income tax expense was $788,688 or 9.3% of net sales for 2001, as compared to an income tax benefit of $67,307 or 2.2% of net sales for 2000. The increase in income tax expense is attributable to the increase in pretax income of $2,886,417.

         Net income for 2001 was $1,381,760 or $0.22 per common share-basic as compared to a loss of ($648,662) or ($0.11) per common share-basic in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

         Net Sales for the year ended December 31, 2000 decreased by 12.4% or $432,597 over net sales for the year ended December 31, 1999. This decrease is due to the drop of a product line in 2000 and a temporary industry slow down in the sales of manufacturing software .

         Costs of goods sold for 2000 were $448,921 compared to $635,828 for 1999, a decrease of $186,907 or 29.4%. This decrease in costs of goods sold is related to the decrease in net sales of 12.4% and an increase in software sales with a greater margin of profit.

         Gross Profit for 2000 was $2,593,740, compared to $2,839,430 for 1999, a decrease of $245,690 or 8.7%. This decrease is due to the overall decrease in sales.

         Selling, general and administrative expenses for 2000 were $2,232,648 or 73.4 % of net sales compared to $1,866,682 or 53.7% of net sales for 1999. These amounts include non-cash expense of $79,116 for 2000 and $94,400 for 1999. Total research and development expenses were $921,886 or 30.3 % of net sales for 2000 and total research and development expenses were $793,147 or 22.8% of net sales for 1999. The increase in selling, general and administrative expenses as well as in research and development expenses, both in total and as a percentage of net sales is due to an overall decrease in sales combined with the absorption of additional expenses related to the acquisition of Real Time Information Systems in April of 2000.

         Loss from operations for 2000 was ($694,612) compared to net income of $179,601 in 1999, a decrease of $874,213. This decrease in operating income is the combined result of the decrease in sales, and the increase in selling, general and administrative expenses due to absorption of additional expenses related to the acquisition of Real Time Information Systems in April of 2000 and the amortization of the $2.7 million of goodwill over 15 years.

         Interest expense for 2000 was $21,357 or 0.7% of net sales compared to $36,198 or 1.0% of net sales for 1999. The decrease is due to management's efforts to reduce debt.

         Income tax benefit was $67,307 or 2.2% of net sales for 2000 as compared to income tax expense of $54,766 for 1999. This decrease is due to the Company's decrease in pretax income of $859,372.

         Net loss for 2000 was ($648,662) or ($0.11) per common share as compared to income of $88,637 or $0.02 per common share for 1999.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2001, the Company had current assets of $4,257,896 compared to $594,380 at December 31, 2000. This increase is due mainly to increases in accounts receivable, available for sale securities and cash and cash equivalents.

         Predominantly, the increase in cash and cash equivalents is the result of the closing of the issuance of shares of the Company's Series A Convertible Preferred Stock and Common Stock Purchase Warrants on August 17, 2001. Cimnet received gross proceeds of $1,000,000 from the sale of 746,965 shares of its preferred stock and up to 300,000 common stock warrants, as well as $133,875 from the exercise of 100,000 of these common stock warrants. In addition, the significant increase in revenues during 2001 has increased the Company's accounts receivable balance by $1,876,792 over 2000 levels. The Company expects to collect this entire increase in full during 2002.

         Current liabilities increased by $727,885 from 2000. This increase is primarily due to an increase in deferred income. This increase relates primarily to advance billings to one customer. The Company believes that based upon its forecast for 2002, it will continue to maintain this level of working capital throughout 2002.

         At December 31, 2000, the Company had current assets of $594,380 compared to $761,780 at December 31, 1999. This decrease is due to a decrease in accounts receivable resulting from a decrease in fourth quarter sales over the prior year. Current liabilities increased by $226,956 from 1999. This increase is due to an increase in the line of credit to subsidize the limited cash flow.

OPERATING ACTIVITIES

         Cash provided by (used in) operations for fiscal 2001 and 2000 was $852,917 and ($159,476), respectively. The increase in cash provided by operations in 2001 was primarily due to net income of $1,381,760 for the year.

         Cash provided by (used in) operations for fiscal 2000 and 1999 was ($159,476) and $450,791, respectively. The decrease in cash provided by operations in 2000 was due to net loss of ($648,662) for the year.

INVESTING ACTIVITIES

         Investing activities consumed $686,718 and $21,747 in 2001 and 2000, respectively. During 2001 the Company purchased capital assets totaling $203,492, including a 25% interest in an aircraft, as compared to $22,736 for 2000. During 2001, the Company also used $455,726 to purchase available for sale securities. No such investments were held in 2000. Additionally, during 2001 the Company invested $27,500 for a 25% interest in a limited liability corporation that charters aircraft flights, and leases the aircraft of which the Company purchased a 25% interest during 2001.

FINANCING ACTIVITIES

         During fiscal 2001, net cash provided by financing activities was $919,003 compared to $120,430 in 2000, an increase of $798,573. This increase is due to the Company receiving $1,135,928 from the issuance of preferred stock, common stock and warrants and the exercise of stock options and warrants. During 2001, the Company repaid $208,500 on its line of credit compared to $163,508 during 2000. The increase in cash provided by financing activities excludes the assumption by the Company of long-term debt of approximately $256,000 related to the purchase of a 25% interest in an aircraft. The Company is jointly and severally liable for the total amount outstanding under the related note payable should the other owners of the aircraft fail to make payments as required.

         During fiscal 2000, net cash provided by financing activities was $120,430 compared to net cash used in financing activities of ($378,301) in 1999, an increase of $498,731 in cash provided from financing activities. In 2000, the Company borrowed $163,508 from its line of credit compared with 1999's repayment of $254,000 on its line of credit.

CAPITAL RESOURCES

         The Company has certain credit facilities with its bank including a line of credit that expires annually on April 30. As of December 31, 2001, the Company had $300,000 of unused credit available on its line of credit. The Company is current with all its obligations to its bank and has met all financial covenants in its loan documents.

CONTRACTUAL OBLIGATIONS

         The following table represents the Company's aggregate on and off balance sheet contractual obligations to make future payments.

                                        Due In Less     Due In       Due in      Due after
                              Total     Than 1 Year    1-3 Years    4-5 Years     5 Years
                            --------      --------     --------     --------     --------

Long-term debt              $255,750      $ 40,532     $ 87,484     $ 96,800     $ 30,934


Capital lease obligations      3,760         2,820          940            0            0


Operating leases              63,155        22,290       40,865            0            0


                            $322,665      $ 65,642     $129,289     $ 96,800     $ 30,934
                            ========      ========     ========     ========     ========


         The Company has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources. The Company has not historically paid dividends on shares of its capital stock and does not anticipate paying any dividends during the next year.

         The Company has no material commitments for capital expenditures and believes that its cash from operations, existing balances and available credit line will be sufficient to satisfy the needs of its operations and its capital commitments for the foreseeable future. However, if the need arose, the Company would seek to obtain capital from such sources as continuing debt financing or equity financing.

RECENTLY ISSUED ACCOUNTING STANDARDS

         In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, "Business Combinations" (SFAS 141) and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if they meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

         SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. It also requires the Company to complete a transitional goodwill impairment test within six months from the date of adoption.

         The Company's previous business combinations were accounted for using the purchase method and all future business combinations will be accounted for under the purchase method. This may result in the recognition of goodwill and other intangible assets, some of which may subsequently be charged to operations, either by amortization or impairment charges. For purchase business combinations completed prior to June 30, 2001, the net carrying amount of goodwill was $2,364,145 as of December 31, 2001. Amortization expense during the fiscal year ended December 31, 2001 was $178,424. The Company is assessing but has not yet determined how the adoption of SFAS 141 and SFAS 142 will affect its future financial position and results of operations.

         In June of 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement will become effective for the Company on January 1, 2003 and is not expected to have a significant impact on the Company's financial condition or results of operations.

         In August of 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment of or Disposal of Long-Lived Assets." This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the Disposal of a Segment of a Business." This Statement also amends ARB No. 51, "Consolidated Financial Statements." The provisions of this Statement became effective for the Company on January 1, 2002 and did not have a significant impact on the financial condition or results of operations.


                                    BUSINESS

         We are a software company that develops, markets and installs software for the manufacturing sector. We believe that integrating live production information with the systems and people that manage the supply chain is the key to improving manufacturing productivity and decreasing the time it takes to deliver products to market. CIMNET's products are key components for manufacturers moving to a make-to-order or a collaborative manufacturing strategy.

         We believe that our Folders(TM), MES(TM), Infolink(TM), and DNC Professional(TM) Products are unique because they are user-configurable. As a result, this makes our products more valuable to end users, when compared with more cumbersome systems that require custom programming and specialized support staff.

         Our products utilize Microsoft and Oracle database technology to electronically manage production schedules, documents, product quality, machine efficiency, material yields and labor time and attendance. They drive manufacturing standards and enable production to eliminate variability in complex manufacturing operations. CIMNET's products operate on Windows(R) 95, 98, 2000 and NT.

         CIMNET is proud to report that many of its clients are leading manufacturers, including GE Power Systems, Raytheon, Timken, Nestle Foods, Caterpillar, Coca Cola and Andersen Windows. Our customers operate in many different industries, including, the food and beverage industry, automotive, aerospace, medical device manufacturing and Consumer Packaged Goods (CPG) industries. During the year ended December 31, 2001, one of our customers accounted for approximately 73.6% of our total revenues.

TRANSACTIONS WITH GE POWER SYSTEMS

         During the first half of 2001, we received purchase orders from the Power Systems division of the General Electric Company for our manufacturing execution systems software and certain implementation, training and other services related thereto. In connection with such purchase orders, we agreed to an investment by GEPS in the capital stock of our Company.

         On August 31, 2001, we entered into a Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement") with General Electric Company, a New York corporation acting through its GE Power Systems division (the "Purchaser"), pursuant to which we issued 746,965 shares of our Series A Convertible Preferred Stock and a common stock purchase warrant exercisable for up to a total of 300,000 shares of the Company's common stock (the "Warrant") in exchange for an investment by the Purchaser of $1,000,000. On the same day, the Purchaser also exercised the Warrant for 100,000 shares of our common stock, and as a result, we received cash proceeds of $133,000.

         In order to issue the shares of Series A Convertible Preferred Stock, we filed a Certificate of Designation with the Secretary of State of the State of Delaware establishing certain preferences, limitations and relative rights.

         The warrant issued to the Purchaser entitles it to purchase up to 300,000 shares of our common stock, of which 100,000 shares were already exercised and 100,000 shares vested on January 1, 2002 at an exercise price of $2.00 per share. If the Purchaser meets certain spending requirements with respect to license and service fees paid to us (which requirements the Purchaser has already achieved), the warrant will vest with respect to 100,000 of the remaining shares on January 1, 2003 and, in such event, those shares will be exercisable at an exercise price equal to the fair market value of our common stock as of such dates. The Warrants are exercisable during the 3 year period following the applicable vesting date.

         In addition, we granted the Purchaser certain demand and piggyback registration rights with respect to the shares of common stock issuable upon the conversion of the Series A Preferred Stock and upon the exercise of the warrants. As soon as practicable after the closing date, we are required to file a registration statement covering the resale of these securities of which this Prospectus forms a part. We are obligated to cause this registration statement to be declared effective as soon as possible after its filing and, in any event, no later than 180 days after the Closing Date; provided however, that the Purchaser has verbally agreed to extend such time period if necessary. The Company is also obligated under the terms of the Purchase Agreement to cause a nominee of the Purchaser to be elected to our Board of Directors. In addition, John Richardson, our founder, President, Chief Executive Officer and principal stockholder entered into a Voting Agreement pursuant to which he agreed to vote the shares of Common Stock beneficially owned by him in favor of the election of the Purchaser's nominee to the Company's Board of Directors.

REALTIME ACQUISITION

         On April 14, 2000, Cimnet, Inc.(the "Company") and the stockholders (the "RealTime Stockholders") of RealTime Information Systems, PTY ("RealTime"), an Australian company engaged in the business of creating and developing software for shop floor control, entered into a Stock Purchase Agreement (the "Purchase Agreement"). Contemporaneous with the execution and delivery of the Purchase Agreement, the Company and the RealTime Stockholders closed the transaction contemplated by the Purchase Agreement. Under the terms of the Purchase Agreement, the Company acquired all of the outstanding capital stock of RealTime in exchange for (i) the payment by the Company of a total of $10,000 and (ii) the issuance of 1,194,131 shares of the Company's common stock. The transaction was accounted for under the purchase method of accounting. The Company recorded goodwill of $2,676,387. As a result of these transactions, (a) the Company owned all of the outstanding shares of capital stock of RealTime and
(b) Messrs. Ian Stone, Anthony Crouch and Grant Kelly were issued 571,550, 510,312, and 112,269 shares of Cimnet Common Stock, respectively. In addition, Messrs. Stone and Crouch executed employment agreements with the Company. The Company dissolved RealTime in January 2001.

         Realtime Information Systems, based in Raleigh, NC prior to the merger with Cimnet, developed and marketed a configurable Manufacturing Execution System (MES) known as Infolink. First released in 1995, Infolink is the first fully configurable MES that requires no custom code for implementation. Infolink is a Windows(R) NT-based, client-server application that provides an extensive range of capabilities including genealogy/traceability, downtime and waste monitoring, job scheduling and Key Performance Indicators (KPIs). Realtime's major focus included sales and marketing to the Food and Beverage and Consumer Packaged Goods industries.

INDUSTRY BACKGROUND

         In the late 1960s, metal working industries began to see the emergence of a new machining technology, that became practical as vacuum tubes gave way to transistors - the conversion of machine tool controls from NC (numerically-controlled) to CNC (computer numerically controlled). Prior to this, machine tools were either operated manually by skilled machinists, or mainframe-based Computer Aided Manufacturing (CAM) systems that produced punched paper tape that was physically carried from the programming office to the shop floor. These part programs would then be executed by the NC machine one move at a time as it was read from tape. With the advent of CNC machines having limited memory to store entire programs, the usability of these machines was enhanced, and they become more common. Along with this change, machine controls also gained the ability to communicate electronically with the computers producing their programs, and the Distributed Numerical Control (DNC) business began. Machine controls typically use RS-232 serial communication, as do computers, but that is inherently a one-to-one connection. DNC networks were set up to interconnect the one or two computers producing the part programs with the many machine tools found in a typical factory.

         A second significant change was also driven by electronics technology, specifically the development of the integrated circuit which made minicomputers, and later personal computers, viable. While CNC machines also incorporated this new technology, its greater impact was initially on the programming side, where such systems became affordable, and in the late 1980's, even commonplace. PC-based solutions enabled even small manufacturers to enjoy the benefits of accurate, repeatable parts that NC and CNC machining brought. As PC systems proliferated, the volume of programs and information generated became a blizzard for the factory floor to handle. This was of course added to the overflow of other information that "office-based" computer systems were increasingly generating - manufacturing resource planning (MRP, which later became enterprise resource planning, also known as ERP as its scope widened), inventory control, cost accounting, and scheduling systems. Managing this information by transferring physical media (paper tapes, folders full of documentation, blueprints, etc.) is time-consuming, error-prone, and expensive. Many companies in the discreet marketplace looked at their existing DNC network infrastructure as a base from which to start building their manufacturing execution systems
(MES) to distribute and collect other information to and from the factory floor.

         The PC "revolution" has had another side effect, and that was the gradual elimination of proprietary DNC hardware. Early DNC systems were usually built from custom components because commercially available general purpose computers were either too expensive, or not powerful enough to do the job. It was cheaper to construct custom communications hardware to do the specific task of delivering part programs. As computers, particularly PCs, became cheaper, their volume increased, which further drove down costs, and made it possible to use mostly COTS (commercial off-the-shelf) technology to accomplish the task of delivering information to the shop floor. While some environments do demand rugged hardware, these are mostly repackaged versions of the PCs found on millions of desktops, capable of using the same peripherals, and compatible with the same software. PCs have even begun to take over control of CNC's directly, often using commercially available motion-control cards or accomplishing motion control via software. Value exists not so much in any electronics hardware (which is increasingly a commodity item, except for some special purpose devices), but in the software used to control them.

         Another technology-driven factor in the computer-integrated manufacturing business has been the widespread acceptance of Local-Area Networks
(LANs). While these have been commonplace in offices for years, they have recently made their way onto the factory floor. This has increased the demand for integrated systems, as opposed to "islands of automation". The LAN makes all the resources of a company's computers available to supervisors and even operators on the floor. Now the need is to enable those resources to work together. Many times the common point of contact for these systems is the manufacturing operation, and thus, until manufacturing was "computerized", there was never a need (or as great a need) for them to communicate and present a unified interface. Bringing other systems to manufacturing has had an impact on the focus of those systems as well, since manufacturing is usually a detail-intensive environment. Thus, for example, planning systems which focused on month-by month or even year-by-year forecasts now have the benefit of daily or even hourly information. This difference in orientation, as well as differences in functionality and presentation, are what distinguish Manufacturing Execution Systems from more traditional MRP or ERP (Enterprise Resource Planning) systems. While there is a degree of overlap between these product families, they are usually complementary, not competitive, products.

         It is important to realize that manufacturing related computer systems are still in their growth phase. Even though plain DNC has been around for years, there are still a large number of companies who have yet to install it. Partly this is due to the longevity of manufacturing equipment, especially machine tools. It is not uncommon to encounter 40+ year old equipment in factories, being used every day for critical production. The environment of some manufacturing operations (dirty, noisy, crowded, etc.) has also been an impediment. Manufacturing Execution Systems have only begun to appear in the last few years, and few companies have taken full advantage of them. When these are installed, it is often only a portion of their functionality that gets used to start with. Full implementation and integration with other systems can take six months to two years.

THE CURRENT MARKET
------------------

         During the last few years, most manufacturers have installed new ERP systems to better manage their financial and logistics systems within their respective businesses. Unfortunately, many of these companies are now finding that their factory productivity remains poor. In addition, the onset of eCommerce has highlighted the need for factories to provide more predictable production output times and more consistent product quality. Coordinating new supply chain planning systems into an efficient factory is necessary in order to compete in the new Internet driven environment.

         These significant changes are coming at a time when many factories are being forced to reduce their information technology and engineering staffs. We believe that manufacturers need to create an efficient factory, where the ERP systems coordinate with the manufacturing process which require minimal support staff.

         To serve these customers, CIMNET has created the first configurable systems called Folders(TM) and Infolink(TM). These Manufacturing Execution Systems assist in the management of manufacturing shop floor operations while building accurate manufacturing information to be fed electronically into the enterprise business layer. Our software tools help to improve quality control, and to reduce waste, machine downtime and operator errors.

         While the generic term MES is widely used, the MES market has historically been fragmented with vendors who develop custom software to suit the current needs of each client. This has led to expensive solutions that are difficult to maintain and expand.

         To compete with the typical MES provider, our products have been designed to be installed in smaller phases and to be expanded as financial resources permit. Cimnet products can be installed by third party resellers and are suitable for wider distribution through a much larger indirect sales channel.

         We believe that this approach will provide us with a broader customer base, when compared with larger, more cumbersome systems that require custom programming and specialized support staff.


         THE EPS MARKET                 The worldwide shipments of Enterprise
         (OTHERWISE KNOWN AS MES)       Production Systems (EPS) for discrete
         FOR DISCRETE MANUFACTURING     manufacturing--otherwise known as
         (MILLIONS OF DOLLARS)          MES--which topped $230 million in 1999,
                                        is expected to almost triple to about
         [CHART GRAPH OMITTED]          $662 million in 2004, growing at an
                                        average annual rate of more than 23%.

         Source: ARC Advisory Group, 1999


PRODUCTS AND SERVICES

         Since September 1994, we have offered software, hardware, and related services to our customers for manufacturing automation and MES, driving toward the ultimate goal of a paperless factory and automated manufacturing lines.

         Our current software products, sold under the CIMNET trademark offer our customers upward growth and add-on options, allowing the software to expand with the business of our customers.

         Since the acquisition by the Company of Realtime Information Systems, the installation and consulting services related to Infolink in the food and beverage and CPG industries has continued jointly between Cimnet and the Realtime staff. As a result of the acquisition, Cimnet also obtained a large integration channel that was developed by Realtime. This integration channel includes U.S. and international support for the implementation of Infolink and related products.

         At the present time, the development staffs of Cimnet and Realtime have combined resources for the development of one MES product that includes the functionality of both Infolink and previously developed Cimnet products.

OUR SOFTWARE PRODUCTS

         DNC PROFESSIONAL: DNC refers to the technology used to connect groups of computerized numerical control (CNC) machines to computer systems. Using digital instructions, these machines produce a wide variety of precision parts, such as engine components, aircraft parts, joint prostheses, and molds for other parts. DNC allows the transmission of part programs to and from computers and CNC machine tools.

         DNC Professional, one of our major products, is a DNC system that provides a wide variety of features and benefits to its customers, including the ability to view and edit electronically all of the documents and data that are required to perform certain manufacturing functions. It also organizes these documents and data utilizing a database (Oracle, Microsoft Sequel Server, Dbase) that allow shop floor personnel the ability to easily locate pertinent information easily and quickly.

         DNC Professional is an ideal DNC solution for manufacturers to enhance their CNC operations. It installs easily on to existing networks and industry standard hardware, making it almost immediately productive. Easy-to-use, and operating under Windows(R) 95, 98, 2000 and NT the software prompts the operators with the appropriate job queue and documents to assure that components are manufactured within the proper sequence and with the correct information. The information that the operators can view includes machine code, textual instructions, and graphical instructions with full multi-media capabilities.

         We believe that DNC Professional was the first network resident DNC system that functioned in mixed database/operating system network architecture. This open system approach provides companies with existing hardware and networks to upgrade to our fully functional MES solutions.

         FOLDERS: Folders is a Windows(R) based MES software targeted at customers with 200 or more employees, offering manufacturing companies paperless factory capabilities for mixed database/operating system environments, including Windows(R) and UNIX based network and database servers. Folders offers DNC, SPC, job and labor tracking, reporting, scheduling, document distribution and viewing as well as electronic machine tool monitoring.

         Wherever paper is used to transfer information or collect data within a production environment, Folders can help replace it with instantaneous data communication on the network. Folders assembles electronic production information, such as part programs, part drawings, setup sheets, and tooling lists, into a single "electronic folder." Operators at their workstations can immediately access all information to do their jobs by simply clicking on a part number, work center ID, or operation. Virtually, any paperwork now being sent to the production floor can be transferred electronically.

         By using Folders, production management can gain control over mission critical workflow because of its receipt of the most up-to-date information available at the work center when and where it is needed. Other advantages of using Folders are:

         o  Improved document management,
         o  Reduction of scrap,
         o Optimized processes reporting, and assistance with ISO 9000 compliance and certification.

         INFOLINK: Infolink is a fully integrated MES for batch, continuous and discrete manufacturing processes. It allows companies to build manufacturing facilities that achieve optimum productivity levels through the use of concise information and the integration of related systems. Infolink is able to achieve this without the need for custom code or scripting. It is configured, rather than programmed, so that people with manufacturing experience rather than programming experience can manage and maintain their own installation.

         Infolink has the ability to provide real time manufacturing information to managers, supervisors and operators on the shop floor. The key functionality of the product includes: a) the ability to access relevant production information in real-time, b) work-in-process inventory tracking, c) genealogy and traceability from raw materials to finished goods, d) downtime reporting and monitoring, e) job schedule display and access and f) interfacing to a variety of business systems including ERP integration for synchronization of supply chain systems.

SALES AND MARKETING

         We sell our products primarily through a direct sales force and through relationships with distributors. The sales process generally ranges from one to nine months depending on the level of education prospective customers need regarding the use and benefits of our products. As of January 31, 2002, our direct sales organization consisted of 5 employees.

         A key element of our market penetration strategy is the formation of relationships with database and process control software providers, such as Oracle and Intellution. We believe these relationships increase our market exposure and presence, generate qualified opportunities for us to sell our products and assist us in implementing our products.

         We also have relationships with software vendors, such as Lighthouse Systems. These relationships are intended to provide Cimnet opportunities to penetrate an emerging market where either additional vertical products or services are needed to secure the sale, or an understanding or expertise in a particular vertical market is needed to sell effectively. As of January 31, 2002, we had 1 employee devoted to developing corporate partnerships and strategic alliances.

TRAINING/IMPLEMENTATION

         We offer to our customers both classroom and on-site training as well as general courses in statistical process control, distributed numerical control, document management and shop floor management as they relate to the use of our software. We employ trainers to teach these courses and have created multi-media compact disks to provide our customers training alternatives.

         We provide to our customers complete installation services for all of our software, as well as consulting services for installing and configuring computers and networks purchased from third parties. As of January 31, 2002, we had 12 employees dedicated to providing training and implementation services. These employees often work closely with the staffs of third-party systems integrators to train their consultants in the implementation of our software. A typical implementation engagement lasts one to four weeks and involves the planning, configuration, testing and implementation of the products. These services are generally billed on a time and project basis. We believe that these implementation projects not only help ensure a company's success with our products, but also allow our systems engineers to gain industry-specific knowledge that can be leveraged in future projects and products.

         Our customers have a choice of support options depending on the level of service desired. We maintain a technical support hotline staffed by engineers from 8:00 a.m. to 5:00 p.m., Eastern time, Monday through Friday, from our corporate headquarters in Robesonia, Pennsylvania. As of January 31, 2002, Cimnet had 6 technical support engineers.

MAINTENANCE AND SUPPORT

         We believe that high quality customer service and support are integral components of the application solutions we offer. Therefore, we offer a range of fee-based training, installation, consulting, and maintenance services to facilitate the installation and use of our software.

         We offer our customers annual maintenance contracts for all of our hardware and software products. The hardware maintenance contract provides our customer with next-day replacement of the hardware product that has failed regardless of the reason. Purchasers of our software maintenance contracts are provided with free software updates, new releases on physical media on an average of two times per year, and internet access to our web site to obtain information on latest software releases and new features from us.

         Hardware and software maintenance contracts include unlimited telephone support. For customers not covered by a maintenance contract, we offer telephone technical support, which can be purchased per incident or for a flat annual fee.

RESEARCH AND DEVELOPMENT

         We devote a substantial portion of our resources to developing new products and product features, extending and improving our products and technology, and researching new technological initiatives in the market for manufacturing automation software. This market is characterized by rapid technological change, new product introductions and enhancements, evolving industry standards and rapidly changing customer requirements. The introduction of products incorporating new technologies and the emergence of new industry standards could render existing products obsolete and unmarketable. Our future success will depend in part on our ability to anticipate changes, enhance our current products, develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of our customers. As an example of our technology initiatives, we recently developed a Window-based Machine Tool Monitoring software package. CIMNET released its most recent generation of Manufacturing Execution System, named Factelligence(TM), in March 2002. This Web based MES is designed to help make our manufacturing clients more agile while providing clear visibility into factory operations for manufacturing managers and their supply chain systems. Factelligence was developed in a modular format to permit CIMNET to assist a wide range of manufacturing businesses.

         As of January 31, 2002, we had 10 employees and 5 contract developers engaged in research and development activities. During the years ended December 31, 2001 and 2000, we spent $1,963,929 and $921,886, respectively, on research and development. We expect to continue to commit significant resources to research and development in the future. To date, all research and development expenses have been expensed as incurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

         The market for our products is rapidly evolving, and is expected to become increasingly competitive as current competitors expand their product offerings and new companies enter the market. The principal competitive factors in the PC based manufacturing automation software market include:

         o  adherence to emerging operating system standards;
         o  comprehensives of applications;
         o  adaptability, flexibility and scalability;
         o real-time, interactive capability internally and with vendors and suppliers;
         o  integration with a variety of communications media;
         o  ease of use;
         o  ease of implementation;
         o  customer service and support and price.

         Although we believe that we currently compete favorably with respect to these factors, there can be no assurance that we can maintain our competitive position against current and potential competitors, especially those with longer operating histories, greater name recognition and substantially greater financial, technical, marketing, management, service, support and other resources.

         Cimnet's current competitors include a number of companies offering one or more solutions for the manufacturing software automation market, some of which are directly competitive with Cimnet's products. For example, Cimnet's competitors at the DNC market include InterCim, Greco Systems and Predator. In the MES marketspace, Cimnet's competitors include Camstar, Datasweep, Wonderware and USDATA.

         We also may face competition from systems integrators and consulting firms which design and develop custom software and systems. Some of these firms may possess industry-specific expertise or reputations among potential customers for offering solutions to manufacturing needs.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

         Our success and competitiveness are dependent to a significant degree on the protection of our proprietary technology. We rely primarily on a combination of copyrights, trademarks, licenses, trade secret laws and restrictions on disclosure to protect our intellectual property and proprietary rights. We generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, others may be able to copy or reverse engineer aspects of our products, to obtain and use information that we regard as proprietary or to independently develop similar technology. Any such actions by competitors could have a material adverse effect on our business, operating results and financial condition.

         In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective patent, copyright, trademark and trade secret protection may not be available in these jurisdictions.

         Litigation may be necessary in the future to enforce or defend our intellectual property and proprietary rights, to protect our trade secrets or to determine the validity and scope of the intellectual property and proprietary rights of others. This litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management and technical resources, either of which could have a material adverse effect on our business, operating results and financial condition.

         We attempt to avoid infringing known intellectual property and proprietary rights of third parties in our product development efforts. However, we have not conducted and do not conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of them which are confidential when filed, with regard to similar technologies.

         In June 1992, our predecessor company, J.N.L. Industries, Inc. registered the Cimnet trademark with the U.S. Patent and Trademark Office for International Class 9. In order to maintain the effectiveness of a trademark registration, the Patent and Trademark Office requires that an affidavit be filed with the Patent and Trademark Office within the fifth year following registration confirming continued use of the trademark. We failed to file an affidavit in 1997, and therefore, our registration of the "Cimnet" trademark lapsed. However, in August 1999, we filed another application with the Patent and Trademark Office for the "Cimnet" trademark, and reinstatement of our ownership of the trademark was obtained.

         Cimnet currently licenses technology from third parties that it incorporates into its products. For example, Cimnet licenses AutoVue from Cimmetry Systems, and Oracle database software from Oracle. There can be no assurance that technology from these providers or others will continue to be available to us on commercially reasonable terms, if at all. The loss or inability to access such technology could result in delays in development and introduction of new products or enhancements by us until equivalent or replacement technology could be accessed, if available, or developed, if feasible, by Cimnet, which could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that infringement or invalidity claims arising from the incorporation of third party technology, and claims for indemnification from Cimnet's customers resulting from these claims, will not be asserted or prosecuted against Cimnet. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays, all of which could materially adversely affect our business, operating results and financial condition.

HISTORICAL INFORMATION

         Our predecessor corporation, Western Technology & Research, Inc. ("Western Tech"), was organized on September 19, 1984 under the laws of the State of Wyoming to engage in investment and business development operations related to mineral research and exploration. The primary area of mineral exploration concerned small (less than 10 acres) jade mining leaseholds in Wyoming, which were never brought to the development stage. Western Tech also held options on both minor gold and minor oil & gas prospects, which were never exercised, and the options were assigned to third-parties for nominal consideration. All of these activities had ceased before 1990. All jade mine claims were allowed to expire in 1993, for non-payment of rental fees, as approved by unanimous action of the Board of Directors on August 19, 1993.

         Western Tech never engaged in an active trade or business. On October 15, 1996, the board of directors determined that Western Tech should become active in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. Western Tech then began to consider and investigate potential business opportunities. The management of Western Tech commenced a proactive review of all potential business opportunities by means of their personal contacts and prior experience.

         As of December 30, 1998, Western Tech, Cimnet, Inc. ("Cimnet") and Cimnet Acquisition Corp. ("Cimnet Acquisition"), a subsidiary of Western Tech, entered into an Agreement and Plan of Merger, pursuant to which Cimnet Acquisition merged with and into Cimnet (the "Merger") on March 2, 1999. The merger was accounted for as a reverse acquisition followed by a recapitalization. As a result of the Merger:

         o  Cimnet became a wholly owned subsidiary of Western Tech;
         o the stockholders of Cimnet became the beneficial owners of an aggregate of 4,430,000 shares of the Western Tech's common stock or 85.5% of the total shares of the common stock outstanding; and
         o the existing members of the Board of Directors of Western Tech resigned and a new board of directors was appointed consisting of John D. Richardson, David Birk and Andrew Roosevelt.

         Previously, Messrs. Zennith S. Merrit and Thomas M. Hockaday were the directors of Western Tech. Also, as a result of the Merger, Mr. Richardson became the beneficial owner of 3,645,000 shares of Western Tech common stock, or approximately 71% of the shares of common stock outstanding. On June 8, 1999, a majority of the Western Tech's stockholders approved a change in corporate domicile from Wyoming to Delaware by merging Western Tech with and into Cimnet. As a result, as of June 22, 1999 Western Tech became a Delaware corporation, its name changed to Cimnet, Inc. and the symbol for our common stock on the OTC Bulletin Board changed to "CIMK".

EMPLOYEES

         As of January 31, 2002, we had 38 employees, including 10 in new software design development and testing; 19 in customer service, technical support, and implementation; 5 in sales and marketing; and 4 in operations and order processing.

FACILITIES

         Our principal facility is a 6,500 square foot building in Robesonia, Pennsylvania. We also rent a 1,000 square foot space adjacent to our principal facility which is used by our new product development group. We believe that our current facilities are adequate to meet our current business requirements, and that suitable additional space will be available as needed. Both buildings are owned by John D. Richardson, our founder, Chief Executive Officer and Chairman of the Board and leased on a year to year basis. The monthly rent paid by the Company to Mr. Richardson is $7,500 which we consider to be no greater than the market rate for comparable space.

LEGAL PROCEEDINGS

         We are not presently a party to any material legal proceedings nor are any material legal proceedings presently threatened against us, except as set forth below:

         On or about December 26, 2001, a lawsuit was commenced in the United States District Court for the Eastern District of Pennsylvania captioned Greenwood Partners, L.P. v. Cimnet, Inc. and John Richardson 01-CV.6624(JW). The Company and John Richardson are named as defendants in the action. The plaintiff seeks unspecified damages arising from Cimnet's alleged breach of a contract pursuant to which Cimnet allegedly agreed to pay the plaintiff securities in exchange for consulting services that the plaintiff allegedly provided to Cimnet. In the alternative, the plaintiff seeks damages for unjust enrichment or specific performance of the alleged contract. In addition, the plaintiff seeks unspecified compensatory and punitive damages on the theory that Cimnet's conduct amounts to a violation of the Securities Exchange Act of 1934, as amended. Cimnet has filed an Answer denying the substantive allegations of the Complaint and interposing a variety of affirmative defenses. Discovery has not yet commenced in the case. Cimnet believes it has substantial defenses and intends to vigorously defend the action.


                MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
                               STOCKHOLDER MATTERS

         Since May 28, 1998, our shares of common stock have been quoted on the OTC Bulletin Board under the symbol "WTNR" and since July 2, 1999 under the symbol "CIMK". However, the trading market for our common stock is extremely limited.

         The following table sets forth the range of high and low bid quotations for our common stock, for the two year period ended December 31, 2001 as reported by the OTC Bulletin Board. The quotes represent inter-dealer prices without adjustment or mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. In the future, the trading volume of our common stock may be extremely limited (or non-existent). As a result, the liquidity of an investment in our common stock may be adversely affected.

                                        COMMON STOCK

                                    High      Low                              High      Low
                                    ----      ---                              ----      ---
                   2001                                       2000
                   ----                                       ----

            Quarter ended                              Quarter ended
            March 31,              $1.94     $ .28     March 31, 2000         $4.50     $1.50

            Quarter ended                              Quarter ended
            June 30, 2001          $1.90     $ .97     June 30, 2000          $3.00     $1.62

            Quarter ended                              Quarter ended
            September 30, 2001     $2.20     $1.10     September 30, 2000     $1.62     $0.88

            Quarter ended                              Quarter ended
            December 31, 2001      $2.05     $1.20     December 31, 2000      $0.88     $0.25

         On April 4, 2002, the final quoted prices as reported by the OTC Bulletin Board was $1.75 for each share of Common Stock. As of April 4, 2002, there were 6,282,321 shares of Common Stock outstanding, held or record by approximately 84 record holders.

                                   MANAGEMENT

         The names and ages of our directors and executive officers are set forth below:

Name                      Age        Position(s) with Cimnet
----                      ---        -----------------------
John D. Richardson        43         Chairman of the Board, President, Chief
                                     Executive Officer and Chief Accounting
                                     Officer
David Birk                61         Director and Secretary
William Nyman             38         Director and Vice President of Integration
                                     Services
Keith Frantz              45         Vice President-Development
Ian Stone                 41         Executive Vice President
Jason Dietrich            27         Vice President-Sales
Tony Crouch               41         Chief Technology Officer
Mark Finkle               71         Director
Edmund Steinike           44         Director
-----------------

         JOHN D. RICHARDSON. Mr. Richardson has been the Chairman of the Board, President, Chief Executive Officer and Chief Accounting Officer of our Company since March 2, 1999 and our predecessor corporation, J.N.L. Industries, Inc., since its inception. Mr. Richardson was a computer programmer at Rockwell International Corporation from 1980 to 1982, where he programmed machine tools for the manufacture of printing presses. In 1982, he joined the cutting tool division of Sandvik Corporation during which time he served as a regional sales manager for the company's Pennsylvania territory. In 1984, he left Sandvik to form J.N.L. Industries and has served as its Chief Executive Officer and Chairman of the Board since that time. Mr. Richardson is the father-in-law of Jason Dietrich, the Company's Vice President-Sales.

         DAVID BIRK. Mr. Birk has been a director of our Company since January 1998. Mr. Birk is the sole stockholder and President of ManSoft, a software distribution company in the southwestern United States. ManSoft is a significant regional distributor of Cimnet's product. From 1986 through 1994, Mr. Birk was a Regional Sales Manager of Intercim (and its predecessors), a software developer of manufacturing execution systems.

         WILLIAM NYMAN. Mr. Nyman has been a director of the Company since October 1999 and has been the Company's Vice President of Integration Services since 1997. Previously, Mr. Nyman served as the Company's Manager of Technical Services since 1990.

         KEITH FRANTZ. Mr. Frantz joined Cimnet in 1989 and has served as its Vice President of Development since 1992. Previously, he was a senior engineer at Laser Communications, Inc.

         IAN STONE. Ian Stone has been the Company's Executive Vice President since April 2000. From 1991 until April 2000, Mr. Stone was the Managing Director of Realtime Information Systems Pty Ltd.

         JASON DIETRICH. Jason Dietrich has been the Company's Vice President of Sales since March 1, 2002. From December 1999 to February 28, 2002, Mr. Dietrich served as the Company's National Account Manager of MES. Previously, Mr. Dietrich served as Senior Analyst for the Manufacturing Division of Merck & Co. from May 1996 to December 1999. Mr. Dietrich is the son-in-law of John D. Richardson, the Company's Chairman of the Board, President and Chief Executive Officer.

         TONY CROUCH. Tony Crouch has been the Company's Director of MES Software Development since April 2000. From 1991 until April 2000, Mr. Crouch was the Technical Director and Software Development Manager of Realtime Information Systems Pty Ltd.

         MARK FINKLE. Mr. Finkle has been a member of the Company's Board of Directors since December 2001. Mr. Finkle was a Member of the New York Stock Exchange from 1954 to 1999. Throughout his time as a member of the NYSE, Mr. Finkle provided consultation services to various businesses and was also a private investor. In addition, he also served as Director of Hain Foods, a food company, and In Home Health, a home healthcare company.

         EDMUND STEINIKE. Mr. Steinike has been a director of the Company since December 2001. Mr. Steinike has served the General Electric Company for over 25 years and was appointed to the Cimnet Board in connection with the investment by the GE Power Systems division in Cimnet this past summer. Before assuming the role of CIO, GE Energy Products, Mr. Steinike served as CIO for GE Power Systems Enterprise Systems Group. In addition, he has also served as CIO of GE Energy Services and as the Director of eCommerce for GE Energy Services. Mr. Steinike earned a Bachelor of Science degree in Electrical engineering from Marquette University.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

         Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent (10%) of a registered class of our equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of our Company. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

         To our knowledge, based solely on review of the copies of such reports furnished to us during the year ended December 31, 2001, all Section 16(a) filing requirements applicable to its officers and directors and greater than ten percent beneficial owners were satisfied.

DIRECTOR COMPENSATION

         Directors who are also employees of the Company are not paid any fees or other remuneration for service on the Board or any of its committees. During 2001, each non-employee director received options to purchase 5,000 shares of the Company's common stock, except for Mark Finkle and Edmund Steinike who were not issued any options. In addition, non-employee directors are reimbursed by the Company for all expenses related to attending meetings.

         The Board of Directors met (or executed written consents in lieu of meeting) four (4) times during the fiscal year ended December 31, 2001.

AUDITING FEES

         For the year ended December 31, 2001, the Company incurred professional fees to its independent accountants in the amount of $74,160, of which $51,660 related to auditing service, and $22,500 related to all other services. The Board of Directors has considered whether the non-audit services provided by the Company's independent accountants in connection with the year ended December 31, 2001 were compatible with the accountant's independence and concluded that the accountants maintained their independence.


                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth for each of the last three fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999 the remuneration paid by the Company to its Chief Executive Officer and all other executive officers who received in excess of $100,000 in annual salary and bonus during such fiscal years.

                               SUMMARY COMPENSATION TABLE

                                                   ANNUAL          LONG-TERM COMPENSATION
                                                COMPENSATION
NAME AND                           FISCAL                          OTHER ANNUAL
PRINCIPAL POSITION                  YEAR    SALARY($)   BONUS($)   COMPENSATION   OPTIONS
------------------                  ----    ---------   --------   ------------   -------

John D. Richardson, CEO             2001    $200,000    $    500     $ 16,099       -0-

                                    2000    $200,000    $  1,040     $  3,197       -0-

                                    1999    $200,000    $      0     $  1,903

Tony Crouch, Chief Technology       2001    $105,752    $    500     $      0       -0-
Officer

William Nyman, Director and         2001    $121,396    $ 51,130     $  5,120       -0-
Vice President of Integration
Services

Jason Dietrich, Vice President -    2001    $ 76,252    $170,830     $      0       -0-
Sales

         During the last fiscal year, neither the Company's Chief Executive Officer nor the other executive officers named in the above Summary Compensation Table were granted any options.

         The following table sets forth certain information with respect to options exercised during the last fiscal year by the Company's executive officers named in the Summary Compensation Table, and with respect to unexercised options held by such persons at the end of the last fiscal year:

         AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
         ----------------------------------------------------------------------
         OPTION/SAR VALUES
         -----------------


                   Shares                          Number of Securities      Value of Unexercised in the
                Acquired on    Value Realized     Underlying Unexercised        Money Options/SARs at
Name            Exercise (#)         $          Options/SARS at FY-End (#)          FY-End ($) (1)
----            ------------   --------------   --------------------------   ---------------------------

                                                Exercisable  Unexercisable   Exercisable   Unexercisable
                                                -----------  -------------   -----------   -------------

William Nyman      10,000         $  5,100        170,000       270,000       $160,300       $269,700

Keith Frantz       10,000         $  5,100         10,000        30,000       $ 19,500       $ 58,500

--------------------
(1) Based upon a closing price on December 31, 2001 of $2.00 per share as reported by The OTC Bulletin Board.

1999 STOCK PLAN

         As of April 15, 1999, the Board of Directors of the Company adopted the 1999 Stock Plan (the "1999 Plan") which was approved by the stockholders of the Company at a meeting of stockholders held on June 8, 1999. In May 2001, the Company amended the 1999 Plan by increasing the number of shares covered by the 1999 Plan from 1,000,000 shares to 1,300,000 shares. The purpose of the 1999 Plan provides a means whereby directors and selected employees, officers, agents, consultants, and independent contractors of the Company may be granted incentive stock options and/or nonqualified stock options to purchase shares of common stock, in order to attract and retain the services or advice of such directors, employees, officers, agents, consultants, and independent contractors and to provide additional incentive for such persons to exert maximum efforts for the success of the Company by encouraging stock ownership in the Company. The 1999 Plan provides even greater flexibility to the Company's compensation methods, after giving due consideration to competitive conditions and the impact of federal tax laws. As of March 15, 2002, approximately 980,000 options were issued to employees and consultants under the 1999 Plan at exercise prices ranging from $.05 to $2.00 per share.

2002 STOCK OPTION PLAN

         Our board of directors adopted the 2002 Stock Option Plan (the "2002 Stock Plan") in March 2002, subject to the approval of our stockholders. The 2002 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

Number Of Shares Of Common Stock Available Under The 2002 Stock Plan.

         We have reserved 1,000,000 shares of our common stock for issuance pursuant to the 2002 Stock Plan.

Administration Of The 2002 Stock Plan.

         Our board of directors or, with respect to different groups of optionees, different committees appointed by our board, will administer the 2002 Stock Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m). The administrator has the power to determine the terms of the options and stock purchase rights granted, not inconsistent with the terms of the 2002 Stock Plan, including the exercise price (which may be reduced by the administrator after the date of grant), the number of shares subject to each option, the exercisability of the options and the form of consideration payable upon exercise.

Options.

         The administrator will determine the exercise price of options granted under the 2002 Stock Plan, but with respect to all incentive stock options and nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least equal the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term may not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

Transferability Of Options And Stock Purchase Rights.

         Unless otherwise determined by the administrator, our 2002 Stock Plan generally does not allow for the transfer of options or stock purchase rights and only the optionee may exercise an option or stock purchase right during his or her lifetime.

Adjustments Upon Change In Control.

         Our 2002 Stock Plan provides that in the event of a change in control, the successor corporation will assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable.

Amendment And Termination Of The 2002 Stock Plan.

         Our 2002 Stock Plan will automatically terminate in February 2012, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2002 Stock Plan provided it does not impair the rights of any optionee.

EMPLOYMENT AGREEMENTS

         As of April 14, 2000, the Company entered into an employment agreement with Ian Stone, pursuant to which Mr. Stone has agreed to serve as the Company's Executive Vice President for a period of three (3) years. Mr. Stone's base salary will be at a rate of $84,000 per annum and he is entitled to receive an annual cash bonus of up to 5% of his then current base salary upon the achievement of certain performance targets established by the Company's Board of Directors. Mr. Stone has also received options to purchase a total of 100,000 shares of the Company's common stock at an exercise price of $2.00 per share. One fifth of such options vest on each April 30, 2001, 2002, 2003, 2004 and 2005. The employment agreement with Mr. Stone contains other customary provisions including severance arrangements and confidentiality provisions.

         As of April 14, 2000, the Company entered into an employment agreement with Anthony Crouch, pursuant to which Mr. Crouch has agreed to serve as the Company's Director of MES Software Development for a period of three (3) years. Mr. Crouch's base salary will be at a rate of $84,000 per annum and he is entitled to receive an annual cash bonus of up to 5% of his then current base salary upon the achievement of certain performance targets established by the Company's Board of Directors. Mr. Crouch has also received options to purchase a total of 100,000 shares of the Company's common stock at an exercise price of $2.00 per share. One fifth of such options vest on each April 30, 2001, 2002, 2003, 2004 and 2005. The employment agreement with Mr. Crouch contains other customary provisions including severance arrangements and confidentiality provisions.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of Cimnet's Series A Preferred Stock and common stock as of April 4, 2002, by:

         o each person known by Cimnet to be the beneficial owner of more than 5% of its Series A Preferred Stock and common stock;

         o  each named executive officer;

         o  each of Cimnet's directors; and

         o  all executive officers and directors as a group.

                             Amount and
                             Nature of                             Amount and
                             Beneficial                            Nature of
                             Ownership of           Percentage     Beneficial                  Percentage
Name and Address             Seriew A Preferred     (%) of         Ownership of                (%) of
of Beneficial Owner(1)       Stock(2)               Class          Common Stock(2)             Class(3)
----------------------       ------------------     ----------     -----------------------     ----------

John D. Richardson(4)                   --               *         3,060,000(5)                   48.7%

David Birk(6)                           --               *             9,000(7)                      *

William Nyman(8)                        --               *           180,000(9)                    2.7%

Keith Frantz(10)                        --               *            42,800(11)                     *

Ian Stone(12)                           --               *           609,550(13)                   9.6%

Jason Dietrich(14)                      --               *            40,000(13)                     *

Anthony Crouch(15)                      --               *           460,312(13)                   7.3%

Mark Finkle(16)                         --               *           153,000                       2.4%

Edmund Steinike(17)                     --               *                --                        --

General Electric Company           746,965             100%          946,965(18)                  13.3%
2200 Wildwood Parkway
Atlanta, Georgia 30339

All executives officers                 --               *         4,554,662(7)(9)(11)(13)        69.1%
and directors as a Group
(9 persons)

------------
* represents less than 1% of the total number of shares of the Company's Common Stock outstanding

1. Unless noted otherwise, the address for such person is c/o Cimnet, Inc., 946 West Penn Avenue, Robesonia, PA 19551
2. Unless noted otherwise, all shares indicated as beneficially owned are held of record by and the right to vote and transfer such shares lies with the person indicated. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.
3.       Calculated based upon 6,282,321 shares of common stock outstanding.
4. Mr. Richardson is the founder, Chairman of the Board, Chief Executive Officer of the Company.
5. Mr. Richardson disclaims beneficial ownership of an aggregate of 55,000 shares of Common Stock beneficially owned by his children and his parents.
6.       Mr. Birk is a director of the Company.
7. Includes 9,000 shares of the Company's common stock issuable upon the exercise of stock options.
8. Mr. Nyman is a director and the Vice President of Integration Services of the Company.
9. Includes 170,000 shares of the Company's common stock issuable upon the exercise of stock options.
10.      Mr. Frantz is the Vice President-Development of the Company.
11. Includes 10,000 shares of the Company's common stock issuable upon the exercise of stock options.
12.      Mr. Stone is the Executive Vice President of the Company.
13. Includes 40,000 shares of the Company's common stock issuable upon the exercise of stock options.
14.      Mr. Dietrich is the Vice President-Sales of the Company.
15.      Mr. Crouch is the Chief Technology Officer of the Company.
16.      Mr. Finkle is a director of the Company.
17.      Mr. Steinike is a director of the Company.
18. Includes 746,965 shares of common stock issuable upon conversion of 746,965 shares of Series A Preferred Stock owned thereby and 100,000 shares of common stock issuable upon the exercise of warrant.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Except as set forth below, to the best of our knowledge there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which Cimnet was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by Cimnet to own of record or beneficially more than 5% of any class of Cimnet's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

         During the first half of 2001, we received purchase orders from the Power Systems division of the General Electric Company for our manufacturing execution systems software and certain implementation, training and other services related thereto. In connection with such purchase orders, we agreed to an investment by GEPS in the capital stock of our Company. See "Business - Transactions with GE Power Systems."

         Cimnet's principal facility is a 6,500 square foot building in Robesonia, Pennsylvania. In addition, Cimnet has recently moved some of its new product development group to a 1,000 square foot space adjacent to the principal facility. We believe that our current facilities are adequate to meet our current business requirements, and that suitable additional space will be available as needed. The building is owned by John Richardson, our founder, Chief Executive Officer and Chairman of the Board and the lease is on a year to year basis. The monthly rent paid by Cimnet to Mr. Richardson is $7,500 month which we consider to be no greater than the market rate for comparable space.

         During 1996, the Company loaned $303,731 to John D. Richardson, the Company's founder, Chairman of the Board and Chief Executive Officer. On October 12, 1999, the Company accepted the surrender by Mr. Richardson of 221,700 shares of the Company's common stock held by him as repayment of the outstanding loan. In addition, the Company repurchased an additional 29,300 shares at $1.37 per share for an aggregate purchase price of $40,141.


                              PLAN OF DISTRIBUTION

         The shares of common stock covered by this prospectus and, if applicable, any prospectus supplement may be offered and sold from time to time in one or more transactions by the selling stockholder, which term includes its transferees, pledgees or donees or other successors in interest selling shares received after the date of this prospectus from the named selling stockholder as a gift, pledge, distribution or other non-sale transfer. These transactions may involve crosses or block transactions. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares of common stock may be sold by one or more of the following means of distribution:

         - on any of the U.S. securities exchanges or quotation services where shares of our common stock are listed or quoted at the time of sale, including the OTC Bulletin Board where our common stock is listed as of the date of this prospectus;

         - in the over-the-counter market in accordance with the rules of Nasdaq;

         - in transactions otherwise than on the exchanges or services or in the over-the-counter market described above;

         -  in negotiated transactions or otherwise;

         - by pledge or by grant of a security interest in the shares to secure debts and other obligations;

         - through the writing of options, whether the options are listed on an options exchange or otherwise;

         - in connection with the writing of non-traded and exchange-traded call options or put options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

         - a cross or block trade in which the broker-dealer so engaged will attempt to sell shares of common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

         - short sales, short sales against the box, or borrowing, returns and reborrowings of the shares pursuant to stock loan agreements to settle short sales;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

         -  a combination of any of the above transactions.

         The selling stockholder may also transfer the shares by gift. We do not know of any arrangements by the selling stockholder for the sale of any of the shares.

         To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. In addition, any shares of common stock that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

         In effecting sales, broker-dealers or agents engaged by the selling stockholder may arrange for other broker-dealers or agents to participate. The selling stockholder and any broker-dealer or agent who participate in the distribution of these shares may be deemed to be "underwriters" under the Securities Act and any discount, commission or concession received by the persons might be deemed to be an underwriting discount or commission under the Securities Act. If the selling stockholder is an "underwriter" within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

         The selling stockholder may sell its shares at market prices prevailing at the time of sale, at varying prices at the time of sale, at negotiated prices or at fixed prices. The selling stockholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of the shares of common stock to be made directly or through agents.

         The selling stockholder may sell its shares directly to purchasers or may use broker-dealers or agents to sell its shares. Broker-dealers or agents who sell the shares may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or it may receive compensation from purchasers of the shares for whom they acted as agents or to whom they sold the shares as principal, or both.

         Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share. To the extent that these broker-dealers are unable to do so acting as agent for the selling stockholder, they may purchase as principals any unsold shares at the price required to fulfill the broker-dealers commitment to the selling stockholder. Broker-dealers who acquire shares as principals may thereafter resell these shares from time to time in transactions in the over-the-counter market, in negotiated transactions or by a combination of these methods of sale or otherwise. These transactions may involve crosses and block transactions and may involve sales to and through other broker-dealers, including transactions of the nature described above. Moreover, these transactions may be at market prices prevailing at the time of sale or at negotiated prices and, in connection with these resales, these broker-dealers may pay to or receive from the purchasers of these shares commissions computed as described above.

         From time to time, one or more of the selling stockholder may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholder. The number of a selling stockholder's shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder's shares will otherwise remain unchanged. In addition, the selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

         The selling stockholder may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. The selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares. The selling stockholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

         The selling stockholder is subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholder. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

         Under the securities laws of certain states, the shares of common stock may be sold in these states only through registered or licensed brokers or dealers. In addition, in certain states, the selling stockholder may only sell the securities if they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification of such state is available and is complied with.

         We have agreed to indemnify in certain circumstances the selling stockholder and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the shares covered by the registration statement, against certain liabilities, including liabilities under the Securities Act. The selling stockholder has agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

         We have agreed to maintain the effectiveness of the registration statement until the earlier of the time that all of the common stock covered by this registration statement is (a) sold in accordance with the intended plan of distribution set forth in this prospectus and/or in a prospectus supplement or
(b) able to be sold without volume restrictions pursuant to rule 144(k) of the Securities Act.

         No sales may be made pursuant to this prospectus after the earlier of these registration termination dates unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of the effectiveness of the registration statement.

         We will not receive any of the proceeds from the sales of the securities by the selling stockholder pursuant to this prospectus. We will, however, pay all fees and expenses incurred in connection with preparing and filing the registration statement, any amendments to the registration statement, this prospectus and any prospectus supplements. The selling stockholder will pay any broker's fees or commissions and similar selling expenses, if any, attributable in connection with the sale of common stock, including stock transfer taxes due or payable in connection with the sale of the shares.

         We may suspend the effectiveness of the registration statement and, upon receipt of written notice from us, the selling stockholder shall cease using this prospectus, if at any time:

         - the SEC or any other governmental authority issues any stop order suspending the effectiveness of the registration statement or initiates or threatens to initiate any proceedings for that purpose;

         - any event happens that requires the making of any changes in the registration statement or this prospectus so that, as of that date, the statements in the registration statement or this prospectus are not misleading and do not omit to state a material fact required to be stated in the registration statement or this prospectus or necessary to make the statements in the registration statement or this prospectus not misleading; or

         - we determine, in our reasonable judgment and in good faith, that sales of shares of common stock pursuant to the registration statement or this prospectus would require public disclosure by us of material nonpublic information that is not included in the registration statement and that immediate disclosure of such information would be detrimental to us.

         If we suspend the effectiveness of the registration statement, we shall use our reasonable best efforts to amend the registration statement and/or amend or supplement the related prospectus if necessary and to take all other actions necessary to allow any proposed sales by the selling stockholder to take place as promptly as possible, subject, however, to our right to delay further sales of shares of common stock until the conditions or circumstances referred to above have ceased to exist or have been disclosed. We agreed with the selling stockholder that our right to delay sales of shares of common stock held by the selling stockholder will not be exercised by us more than twice in any twelve month period and will not exceed 90 days in the aggregate (and no longer than 45 days as to any single delay) in any twelve month period.

         We cannot assure you that the selling stockholder will sell all or any of the common stock offered under the registration statement or any amendment of it.

                               SELLING STOCKHOLDER

         The following table sets forth the name of the selling stockholder and the number of shares of common stock beneficially owned by it as of April 4, 2002 which may be offered pursuant to this prospectus. This information is based upon information provided to us by either the selling stockholder or our transfer agent. Because the selling stockholder may offer all, some or none of its shares of common stock, no definitive estimate as to the number of shares thereof that will be held by selling stockholder after such offering can be provided. The term "selling stockholder" includes the stockholder listed below and its transferees, pledgees, donees or other successors in interest selling shares received after the date of this prospectus from the named selling stockholder as a gift, pledge, distribution or other non-sale transfer.

--------------------------------------------------------------------------------
                            SHARES BENEFICIALLY OWNED
                               BEFORE THE OFFERING
--------------------------------------------------------------------------------

        NAME OF
        SELLING               NUMBER       PERCENT OF SHARES      SHARES BEING
     STOCKHOLDER(1)          OF SHARES       OUTSTANDING(2)          OFFERED

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
General Electric Company     946,965(3)          13.3%           1,046,965(3)(4)

--------------------------------------------------------------------------------

--------------------

(1) To our knowledge, the selling stockholder has sole voting and investment power with respect to all common stock shown as beneficially owned by it.

(2) Percentage ownership is based on 6,282,321 shares of common stock outstanding as of April 4, 2002.

(3) Includes (i) 746,965 shares of common stock issuable upon conversion of our Series A Convertible Preferred Stock at an assumed conversion price of $1.33875 per share, and (ii) 100,000 shares of common stock issuable upon exercise of the warrant held by the Selling Stockholder at an exercise price of $2.00 per share. Such number of shares does not take into account any additional adjustments, rights and preference as set forth in our Series A Convertible Preferred Stock and the warrants.

(4) Includes 100,000 shares of common stock issuable upon exercise of warrants held by the Selling Stockholder which warrants will vest on January 1, 2003 at an exercise price equal to the fair market of the Company's common stock as of January 1, 2003.


                          DESCRIPTION OF CAPITAL STOCK

         In accordance with Cimnet's Certificate of Incorporation as currently in effect, Cimnet's authorized capital stock consists of 15,000,000 shares of common stock, with a par value of $.0001 per share, and 5,000,000 shares of preferred stock, with a par value of $.0001 per share of which 1,500,000 shares have been designated as shares of Series A Convertible Preferred Stock.

COMMON STOCK

         As of April 4, 2001, there were 6,282,321 shares of common stock outstanding and held of record by 84 stockholders.

         Holders of common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. The holders of common stock are entitled to receive ratable such lawful dividends as may be declared by the Board of Directors. However, such dividends are subject to preferences that may be applicable to the holders of any outstanding shares of preferred stock. In the event of a liquidation, dissolution or winding up of the affairs of Cimnet, whether voluntary or involuntary, the holders of common stock will be entitled to receive pro rata all of the remaining assets of Cimnet available for distribution to its stockholders. Any such pro rata distribution would be subject to the rights of the holders of any outstanding shares of preferred stock. The common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Cimnet may designate and issue in the future.

PREFERRED STOCK

         The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, without further stockholder approval, to issue from time to time up to 5,000,000 shares of preferred stock, in one or more series. The Board of Directors is also authorized, subject to the limitations prescribed by Delaware law, to establish the number of shares to be included in each series and to fix the voting powers, preferences, qualifications and special or relative rights or privileges of each series. The Board of Directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock.

         The following is a summary of the preferences, rights, and limitations with respect to the Series A Convertible Preferred Stock:

DESIGNATION AND AMOUNT; RANK. The shares of such series are designated as "Series A Convertible Preferred Stock and the number of shares constituting such series is 1,500,000. The Series A Preferred Stock" has a par value of $.0001 per share and ranks senior to all series of preferred stock and common stock.

DIVIDENDS. The Holder of Series A Preferred Stock is entitled to receive an annual cumulative dividend on each share of the Series A Preferred Stock equal to eight percent (8%) of the Issuance Price ($1.33875) payable quarterly on the fifteenth (15th) day following the end of each fiscal quarter, in kind, in the form of additional shares of the Series A Preferred Stock, or at the election of the Company in cash; provided, however, that dividends on the Series A Preferred
Stock: (i) will cease to accrue and will not be payable for any year during which the Fair Market Value (as defined in the Certificate of Designation for the Series A Preferred Stock) of the common stock, as of the anniversary of August 17, increases by an amount equal to or greater than eight percent (8%) over the Fair Market Value of the common stock as of the preceding August 17; and (ii) will permanently cease to accrue, and dividends accrued and unpaid with respect to any partial dividend period prior to such date will not be payable, if the Fair Market Value of the common stock, at any time after the effectiveness date of the initial registration covering the public resale of the shares of common stock issuable upon the exercise of the Series A Preferred Stock equals or exceeds the average Closing Price (as defined in the Certificate of Designation for the Series A Preferred Stock) multiplied by 2 for the 25 day period following the effective date of the Initial Registration.

CONVERSION. Each share of the Series A Preferred Stock is convertible, at the option of the holder thereof, at any time into shares of common stock as is determined by dividing the Issuance Price by the Conversion Price applicable to such share. The initial Conversion Price per share for shares of the Series A Preferred Stock is $1.33875; provided, however, that the Conversion Price for the Series A Preferred Stock shall be subject to certain anti dilution adjustments.

LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership thereof, an amount per share equal to the sum of $1.33875 for each outstanding share of Series A Preferred Stock plus accrued and unpaid dividends (as adjusted for stock dividends, stock distributions, splits, combinations or recapitalizations).

VOTING RIGHTS. The holders of the Series A Preferred Stock shall have the following rights to vote on an as-converted basis, with the common stock on all matters submitted to a vote of stockholders:

         (a) on an as-converted basis, with the common stock on all matters submitted to a vote of stockholders;

         (b) as a separate class where provided under Delaware law or the Company's charter or by-laws;

         (c) to elect one member of the Company's Board of Directors so long as not less than 375,000 shares of the Series A Preferred Stock (as adjusted for stock dividends, stock distributions, splits, combinations or recapitalizations) are issued and outstanding; and

         (d) the Company agrees that it shall not take any of the following actions without the affirmative vote of a the holders of a majority of the Series A Preferred Stock: (i) issue any further preferred shares or other securities of the Company with liquidation rights equal to or superior to those of the outstanding Series A Preferred Stock, or (ii) amend this Certificate of Designation in any manner that would directly and adversely affect the Series A Preferred Stock.

REDEMPTION. The shares of Series A Preferred Stock shall be redeemable, at the option of the holders, for 115% of the original purchase price, plus all accrued and unpaid dividends, if the Company fails to have a registration statement relating the resale of the shares of common stock issuable upon the conversion of the Series A Preferred Stock and upon exercise of the Warrants within 180 days following the Closing Date.

REGISTRATION RIGHTS

         In connection with the sale of Series A Preferred Stock and warrants to the GE Power Systems division of the General Electric Company (the "Purchaser"), we granted the Purchaser certain demand and piggyback registration rights with respect to the shares of common stock issuable upon the conversion of the Series A Preferred Stock and upon the exercise of the warrants. As soon as practicable after August 17, 2001, the closing date of the investment by GE Power Systems, we were required to file a registration statement covering the resale of these securities of which this Prospectus forms a part. We were obligated to cause this registration statement to be declared effective as soon as possible after its filing and, in any event, no later than 180 days after the Closing Date. We are also required to maintain its effectiveness, subject to certain limitations.

         In general, all fees, costs and expenses of this registration statement covering such investors' shares of common stock, other than insurance costs and fees and disbursements of counsel to the selling stockholders, will be borne by Cimnet.

DELAWARE GENERAL CORPORATION LAW

         Cimnet may be subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

Section 203 does not apply if:

         o prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

         o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

         o at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

Section 203 defines "business combination" to include:

         o any merger or consolidation involving the corporation and the interested stockholder;

         o any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

         o subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

         o any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

         o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

         In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the past three years, and any entity or person associated with, affiliated with or controlling or controlled by such entity or person.

LIMITATION OF LIABILITY

         Cimnet's Certificate of Incorporation provides that no director of Cimnet shall be personally liable to Cimnet or to its stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended.

         Cimnet's Certificate of Incorporation further provides for the indemnification of Cimnet's directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. A principal effect of these provisions is to limit or eliminate the potential liability of Cimnet's directors for monetary damages arising from breaches of their duty of care, subject to certain exceptions.

STOCK TRANSFER AGENT

         The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Prior to this offering, Cimnet's common stock has traded on the OTC Bulletin Board under the symbol "CIMK". Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices from time to time.

         As of December, 2001, Cimnet has outstanding an aggregate of 6,282,321 shares of common stock. Of these shares, the 946,965 shares registered in this offering will become freely tradable without restrictions or further registration under the Securities Act, unless such shares are purchased by an existing affiliate of Cimnet as that term is defined in Rule 144 under the Securities Act.

         No stockholders and option holders of Cimnet have signed any lock-up agreements or agreed to any other restrictions with respect to the sale of Cimnet common stock.

         In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year would be entitled to sell a certain number of shares within any three-month period. That certain number of shares cannot exceed the greater of one percent of the number of shares of common stock then outstanding, which presently equals approximately 62,820 shares, or the average weekly trading volume of the common stock on national stock market or electronic exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. The OTC Bulletin board is not considered a national stock market or electronic exchange so that this alternative calculation is not available to holders of Cimnet common stock so long as such shares are listed on the OTB Bulletin Board. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about Cimnet. Rule 144 also provides that affiliates of Cimnet who are selling shares of common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

         Under Rule 144(k), a person who is not deemed to have been an affiliate of Cimnet at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, these shares may therefore be sold immediately upon the completion of this offering.

         Following this offering, Cimnet intends to file registration statements under the Securities Act covering approximately 2,300,000 shares of common stock issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under Cimnet's 1999 Plan, as amended and the 2002 Stock Plan. Accordingly, shares registered under such registration statements will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that such shares are subject to Cimnet's vesting restrictions or the contractual restrictions described above. See "Management -- Stock Plans."

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for Cimnet by Brown Rudnick Berlack Israels LLP, New York, NY. A partnership comprised of certain partners of Brown Rudnick Berlack Israels LLP owns options exercisable for 100,000 shares of Cimnet common stock.


                                     EXPERTS

         The financial statements included in this Prospectus and in the Registration Statement have been audited by Beard Miller Company LLP, independent certified public accountants, to the extent and for the period set forth in the report of such firm contained herein and in the Registration Statement. All such financial statements have been included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

         Our consolidated financial statements as of December 31, 2000 and for the year then ended, which is included in this prospectus, have been audited by Grant Thronton LLP, whose report is included in this prospectus and given upon their authority as experts in accounting and auditing.


                        CHANGE IN INDEPENDENT ACCOUNTANTS

         On October 4, 2001, Grant Thornton LLP ("Grant Thornton") was dismissed as the independent accountants for the Company. The reports of Grant Thornton on the Company's financial statements within the two most recent fiscal years or any subsequent interim period contain no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

         The Company's Board of Directors approved the dismissal of Grant Thornton.

         During the two most recent fiscal years and any subsequent interim period preceding Grant Thornton's dismissal, there were no disagreement(s) with Grant Thornton on any matter of accounting principles or practice, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Grant Thornton, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

         No "reportable events" (as defined in Item 304 (a) (1) (v) of Regulation S-K) occurred during the Company's two most recent fiscal years and any subsequent interim period preceding the accounting firm of Grant Thornton's dismissal.

         The Company has requested that Grant Thornton furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Grant Thornton agrees with the above statements.

         The Company engaged Beard Miller Company LLP ("Beard Miller"), as its new independent accountants as of October 5, 2001. Prior to such date, the Company did not consult with Beard Miller regarding (i) the application of accounting principles to a specified transaction, either completed or proposed,
(ii) the type of audit opinion that might be rendered by Beard Miller on the Company's financial statements, or (iii) any other matter that was the subject of a disagreement between the Company and its auditor (as defined in Item 304(a)(1)(iv) of Regulation S-K and its related instructions) or a reportable event (as described in Item 304(a) (1)(v) of Regulation S-K).


                             ADDITIONAL INFORMATION

         Cimnet has filed with the Commission a registration statement on Form SB-2 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Cimnet and the common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by reference to such exhibit. Copies of the registration statement may be examined without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the Commission at 1-800-SEC-0330, at prescribed rates. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as Cimnet, that make electronic filings with the Commission.

         Cimnet intends to furnish to its stockholders annual reports containing financial statements audited by an independent public accounting firm.

         You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other that the date on the front of this document.





                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Available Information.............................................            2
Risk Factors......................................................            2
Use of Proceeds...................................................           10
Plan of Distribution..............................................           40
Selling Stockholder...............................................           44
Legal Matters.....................................................           50
Experts...........................................................           50





                                  CIMNET, INC.

                        1,046,965 SHARES OF COMMON STOCK





                                   PROSPECTUS







                                 APRIL 26, 2002